SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212


03022651

June 10, 2003

VIA FEDERAL EXPRESS


SEC MAIL PROCESSING
RECEIVED
JUN 11 2003
WASH. D.C.
155
SECTION
PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon T Ross

Shannon M. Ross,
Corporate Secretary

Encl.

dlw 6/16

United States Sec Filing
June 10, 2003

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Release

1. Press Release – May 30, 2003
   Sultan Minerals First Quarter Review

B. Correspondence with Securities Commissions

1. Certificate re dissemination to shareholders – dated May 20, 2003
2. BC Form 45-102F2 – dated April 30, 2003 filed May 1, 2003
3. BC Form 45-102F2 – dated May 26, 2003
4. Notice of Current AIF dated May 29, 2003
5. Annual Information Form for period ended December 31, 2003
6.

C. Financials

1. BC Form 51-901F – For year ended December 31, 2002
2. Annual Report
3. BC Form 51-901F and financial statements for quarter ended March 31, 2003.

D. Annual General Meeting

1. Notice of Annual General Meeting
2. Information Circular
3. Form of proxy
4. Annual Return Card

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

(A)

May 30, 2003

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS FIRST QUARTER REVIEW

THE KENA GOLD PROPERTY, BC:

In 2002 exploration of the Kena Property centered on the Gold Mountain Zone where porphyry related gold mineralization was identified by diamond drilling in 2001. Field programs involved testing the Gold Mountain Zone and surrounding areas of the property in search of high-quality and long-life ore bodies. The mineralized zones were traced out with geology, geophysics and geochemistry, and tested with 83 diamond drill holes. During the three months ended March 31, 2003, ("fiscal 2003"), compilation of reports for the 2002 drilling program was completed and sent to Kinross for analysis. Planned programs for 2003 are still to be determined.

Geophysical and geological surveys show an 18 kilometre long, gold bearing, alteration corridor that trends northwest along the length of the property. Within this important alteration corridor, geochemistry shows several centres of strong gold soil anomalies enclosed by an extensive zone of gold enrichment that is more than 8 kilometres long and more than 1 kilometre wide. The Gold Mountain Zone is located over the northern end of this alteration corridor.

Diamond drilling on the Gold Mountain Zone successfully identified four important styles of mineralization which hold potential for both large open-pit gold deposits as well as very high-grade, underground mining targets. Of particular interest were high-grade assays obtained from three diamond drill holes that intersected the centre of the northwest trending geophysical and geochemical corridor located 350 metres west of the Gold Mountain Zone discovery area. With gold intersections ranging from 11.82 grams/tonne to 34.44 grams/tonne along a 2.0 kilometre long section of the structural corridor, these three holes suggest that a previously unrecognized high-grade feeder zone may be present.

As a result of the important geological knowledge gained from the 2002 work program, several additional contiguous prospective properties were acquired along the important structural corridor. With these acquisitions, Sultan's land holdings now total 80 square kilometres covering a strike length of almost 20 kilometres.

OBJECTIVES FOR 2003

Kena Property 2003 Exploration Program

A two-phase exploration program is recommended for the Kena Property in 2003. Phase I will include detailed geological mapping and ground magnetometer surveying, followed by trenching in the South Gold and Starlight Zones and diamond drilling in the Gold Mountain, South Gold and Great Western Zones. Preliminary work has also been recommended for three additional gold targets, the Tough Nut, Euphrates and Athabasca Zones. This initial exploration program is budgeted at $1.12 million. Phase II will consist of a large program of definition and pattern drilling, and is contingent upon the results of Phase I.

Emerald Tungsten Mine – British Columbia

Sultan's Emerald Tungsten Property, located near the community of Salmo in southeastern British Columbia, hosts the historic Emerald, Feeney and Dodger Tungsten Mines. This historic property was the largest tungsten producer in British Columbia and the second largest in Canada. The mine closed in 1973 due to low tungsten prices combined with new royalty laws that made the mine less profitable. A recent review of the property indicated potential for considerable additional reserves. In completing this

review in 2002, Sultan entered more than 4,000 historic drill hole logs into a digital database. Regrettably, due to low tungsten prices, the Company has no immediate plans for this property.

Jersey Property – British Columbia

Sultan continues to hold its interest in the Jersey Property in southeastern British Columbia. This property hosts the former Jersey Mine, which produced 8,500,000 tons of lead-zinc-silver ore and was operated by Canadian Exploration Ltd. (now Placer Dome) until 1973.

Previous work by Sultan has identified a 10 metre wide by 1,900 metre long gold bearing horizon situated adjacent to the historic mine workings. This zone, termed the Bismuth Gold Zone, was drilled by Sultan from 1994-97 and showed an average grade of 2.5 g/t gold. Also, a large zinc soil anomaly, situated 3.0 kilometres south of the former mine, has been identified and exhibits many characteristics of a classic Sedex style target. This property is presently on hold due to historic low lead and zinc prices.

Manitoba Nickel Property - Manitoba

In its persistent search for new and significant opportunities, Sultan acquired a 30,000-hectare mineral lease in northern Manitoba in February 2003. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments. Beneath the surficial cover, the geology is believed to consist of rocks belonging to the extension of the prolific Thompson Nickel Belt and the Raglan Nickel Belt. The property lies along strike from a large, nearby nickel prospect currently being explored by Falconbridge Ltd. in a joint venture with Donner Minerals Ltd. The Falconbridge-Donner partnership has announced a proposed $1,000,000 two phase exploration program for their nearby property.

Sultan is currently seeking a joint venture partner to assist in flying an airborne geophysical survey that would define targets for eventual diamond drill testing.

Management Discussion and Analysis of Financial Condition

Overview

Sultan's principal business is the exploration and development of mineral properties. Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Projects are advanced to varying degrees by prospecting, mapping, geophysics and drilling until a decision is made, either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Operating Results

For the three months ended March 31, 2003 ("fiscal 2003"), Sultan incurred a loss of $74,343 ($0.00 per common share), compared to $74,420 ($0.00 per common share) in the three months ended March 31, 2002 ("fiscal 2002"). Sultan has working capital of $733,712 as at March 31, 2003.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses.

Expenses

General and administrative expenses totalled $80,998 in fiscal 2003 as compared to $76,723 in fiscal 2002. Management fees of $7,500 were paid to Lang Mining Corporation ("Lang Mining") in fiscal 2003, a private company owned by the Chairman and a director of the Company. No management fees were paid in fiscal 2002. Commencing August 1, 2001, office, administrative, geological and other

services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by Sultan and other public companies on a full cost recovery basis to the various public entities currently sharing office space with Sultan.

Legal, accounting and audit expenses increased from $3,269 in fiscal 2002 to $3,337 in fiscal 2003. Office and administration costs have increased from $4,955 in fiscal 2002 to $5,554 in fiscal 2003. Salaries and benefits have increased from $32,114 in fiscal 2002 to $40,169 in fiscal 2003. Shareholder communications costs have decreased from $32,889 in fiscal 2002 to $21,985 in fiscal 2003. In fiscal 2002, Sultan hired a media relations consultant to assist with the increased media attention related to the exploration on the Kena Property located near Ymir, British Columbia. The media relations costs total $Nil in fiscal 2003 compared to $14,850 in fiscal 2002. In fiscal 2003 The Company hired Windward Communications to provide investor relations services and $8,687 was expended on this, with no comparative expenditure in fiscal 2002. These expenditures are included in shareholder communications. Transfer agent and filing fees of $4,563 in fiscal 2002 are also included in shareholder communications costs, compared with $5,250 in fiscal 2003. The Company expects expenses for fiscal 2003 to remain at the same level as fiscal 2002, unless overall exploration activity carried out by the Company in fiscal 2003 changes significantly from fiscal 2002.

Sultan has recovered overhead of $4,639 from Kinross in fiscal 2003 for acting as the operator for the 2002-2003 work program. There was no comparable recovery in the same period in fiscal 2002, because the Kinross agreement was signed in September 2002.

Financing Activities and Capital Expenditures

In September 2002 Sultan entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross undertook to fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These are the first-stage expenditures under the Agreement, whereby Kinross may earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, would give Kinross a 60% interest in the property. Expenditures must total $4 million by September 4, 2005, with an additional $6 million thereafter.

Sultan will act as project operator and manager and will receive a fee not to exceed 10% of the direct costs incurred over the period to September 4, 2003. Kinross may then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross elect to continue to incur expenditures after the first year of the Agreement, Kinross shall also make annual cash payments to Sultan in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

After Kinross has earned its 60% interest in the Property, Sultan may elect to either:

(a) participate as to 40% in a joint venture with Kinross; or
(b) retain a 30% net carried interest in the Kena Property, which would entitle Sultan to receive 30% of net profits from the Kena Property, after all development costs have first been recouped.

During the three months ended March 31, 2003, Kinross expended $46,387 in exploration costs and Sultan received $4,639 for project operator overhead recovery. Sultan did not expend significant amounts on any of its mineral properties in the three months ended March 31, 2003, nor were significant expenditures incurred in the three months ended March 31, 2002. The Company's most active property in fiscal 2002 is currently under option to Kinross. Property payments and share issuances on the properties that form the Kena Property remain the responsibility of Sultan and are not included in the expenditures paid by Kinross. During the three months ended March 31, 2003, Sultan incurred $15,668 in acquisition costs on the Kena property which includes 50,000 common shares issued at $0.21, or $10,500, and $5,000 paid to the optionor of the Athabasca property which was acquired in fiscal 2003.

During the three months ended March 31, 2003, 15,000 stock options were exercised at $0.15 to provide $2,250 to the Company.

During the three months ended March 31, 2003, Sultan completed a brokered private placement of 2,500,000 units at a price of $0.20 per unit, for net proceeds of $428,650. Each unit is comprised of one common share and a one-half of a non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company until September 30, 2004, at an exercise price of $0.25. In consideration for arranging the private placement, the agent received a $45,000 commission, a $5,000 administration fee and a corporate finance fee of 50,000 common shares, at a value of $10,500. The agent also received non-transferable Agent's Warrants exercisable to purchase up to 375,000 common shares at an exercise price of $0.25 until September 30, 2004.

In February 2003, Sultan acquired a 30,000-hectare mineral lease in northern Manitoba. In March 2003, Sultan also entered into an option agreement to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims, located near Nelson, British Columbia. The agreement allows Sultan to obtain a 100% interest in the property by making payments of $50,000 ($5,000 paid) and issuing 200,000 common shares (50,000 issued) to the Optionor over a three-year period. Upon completion of the obligations, Sultan will hold a 100% interest in and to the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. Sultan has the right to purchase 67% of the NSR by the payment of $1,000,000 to the Optionor upon the commencement of commercial production.

Risks and Uncertainties

All of Sultan's current exploration projects are located in Canada where the currency is relatively stable. None of Sultan's exploration projects have any identifiable ore reserves and all are currently in the early exploration stage.

Sultan has no source of revenue other than minor interest income from excess cash balances on hand. A mining project can typically require five years or more between discovery, definition, development and construction. As a result, no production revenue is expected from any of Sultan's exploration properties within that time frame.

All of Sultan's short to medium-term operating and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors, the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from receiving additional external financing if required, it will need to review its property holdings and prioritize project exploration with cash availability.

Outlook

For the remainder of fiscal 2003, Sultan will continue to focus its exploration activity on the Kena Property near Ymir, British Columbia and will review the status of its Jersey and Emerald properties.

A.G. Troup, P. Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622, Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com




Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 21, 2003

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: **Sultan Minerals Inc.**

We confirm that the following material was sent by pre-paid mail on May 20, 2003, to the registered shareholders of the subject Corporation:

1. Notice of Annual General Meeting / Information Circular / Quarterly and Year End Report - BC Form 51-901F For Quarter Ended December 31, 2002.
2. 2002 Annual Report / Auditors' Report and Financial Statements as at December 31, 2002 and 2001
3. Proxy
4. Supplemental Mailing List Return Card
5. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to **Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer**.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Adeline Niccoli"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

/an

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Sultan Minerals Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 30, 2003 of 50,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 30th day of April 2003.

SULTAN MINERALS INC..

By: "Shannon Ross"
Shannon Ross, Secretary

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Sultan Minerals Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 24, 2003 of 20,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 26th day of May 2003.

SULTAN MINERALS INC.

By: "Shannon Ross"
Shannon Ross, Secretary


SULTAN MINERALS

SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

May 29, 2003

VIA SEDAR

BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION

Dear Sirs:

Re: Sultan Minerals Inc. (the "Issuer")
Notice of Current AIF Pursuant to Subsection 3.1(2) of MI 45-102

This letter is filed in accordance with subsection 3.1(2) of Multilateral Instrument 45-102 ("MI 45-102").

We hereby advise that a "current AIF" as defined in MI 45-102, has been filed in the form required by Form 44-101F1 in British Columbia and Alberta by the Issuer, who is not eligible to use NI 44-101, and contains audited financial statements for the Issuer's most recently completed financial year. The "current AIF" was filed under SEDAR project number 546518.

Yours truly,

(signed)
Rodrigo A. Romo
Legal Assistant
for SULTAN MINERALS INC.



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
SULTAN MINERALS INC.			MARCH 31, 2003	2003 MAY 30
ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
SHANNON ROSS		SECRETARY		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.sultanminerals.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"ARTHUR G. TROUP"	ARTHUR G. TROUP	2003 MAY 30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"SARGENT H. BERNER"	SARGENT H. BERNER	2003 MAY 30

SULTAN MINERALS INC.
FINANCIAL STATEMENTS
MARCH 31, 2003

(Unaudited - prepared by management)

SULTAN MINERALS INC.

BALANCE SHEETS

(Unaudited - prepared by management)

	March 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 726,763	$ 492,642
Accounts receivable	-	33,858
Due from related parties (Note 5)	72,350	71,321
Prepaid expenses	20,549	20,689
	819,662	618,510
Reclamation deposits	26,500	26,500
Investments (Note 3)	3,913	3,913
Equipment	2,351	2,855
Mineral property interests (see schedule)	4,198,303	4,181,978
	$ 5,050,729	$ 4,833,756
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 82,299	$ 240,908
Due to related parties (Note 5)	3,651	5,626
	85,950	246,534
Shareholders' equity		
Share capital (Note 4)	12,569,877	12,117,977
Contributed surplus	19,752	19,752
Deficit	(7,624,850)	(7,550,507)
	4,964,779	4,587,222
	$ 5,050,729	$ 4,833,756

Approved by the Board

/s/Arthur G. Troup
Arthur G. Troup
Director

/s/Frank A. Lang
Frank A. Lang
Director

SULTAN MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Expenses (Income)		
Legal, accounting and audit	$ 3,337	$ 3,269
Management fees	7,500	-
Office and administration	5,554	4,955
Property investigations	474	780
Salaries and benefits	40,169	32,114
Shareholder communications	21,985	32,889
Travel and conferences	1,979	2,716
Property operator overhead recovery	(4,639)	-
Interest and other income	(2,016)	(2,303)
	74,343	74,420
Loss for the period	(74,343)	(74,420)
Deficit, beginning of period	(7,550,507)	(7,262,919)
Deficit, end of period	$ (7,624,850)	$ (7,337,339)
Loss per share	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding	34,955,638	32,587,678

SULTAN MINERALS INC.

STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended March 31,	
	2003	2002
Cash provided by (used for)		
Operations		
Loss for the period	$ (74,343)	$ (74,420)
Changes in non-cash working capital		
Accounts receivable	33,858	(25,383)
Due from related parties	(3,004)	21,769
Prepaid expenses	140	-
Accounts payable and accrued liabilities	(158,609)	565
	(201,958)	(77,469)
Investments		
Mineral property interests:		
Acquisition costs	(5,169)	(5,474)
Exploration and development costs	(152)	(244,311)
	(5,321)	(249,785)
Financing		
Common shares issued for cash	441,400	23,625
Increase (decrease) in cash and cash equivalents during the period	234,121	(303,629)
Cash and cash equivalents, beginning of period	492,642	1,269,449
Cash and cash equivalents, end of period	$ 726,763	$ 965,820
Supplemental information		
Shares issued for mineral property interests	$ 10,500	$ 11,500
Shares issued for corporate finance fee	10,500	-
Amortization included in mineral property interests	504	-

SULTAN MINERALS INC.

Notes to Financial Statements
Three months ended March 31, 2003 and 2002
(unaudited – prepared by management)

The accompanying financial statements for the interim periods ended March 31, 2003 and 2002, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002.

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements. The Company has working capital as at March 31, 2003, of $733,712.

Without continuing external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there will always be substantial doubt as to the Company's ability to operate as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. Mineral property interests

Kinross Agreement

In September 2002, the Company entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross undertook to fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These expenditures are the first stage in an option agreement whereby Kinross may earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, would give Kinross a 60% interest in the property. Expenditures of $3 million must be incurred by September 4, 2005.

The Company will act as project operator and manager and will receive a project operator overhead recovery fee not to exceed 10% of the direct costs incurred over the period to September 4, 2003. Kinross may then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross elect to continue to incur expenditures after the first year of the Agreement, Kinross shall also make annual cash payments to the Company in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

2. Mineral property interests (continued)

Kinross Agreement

If Kinross should earn its 60% interest in the Property, the Company may elect either:

(i) to participate as to 40% in a joint venture with Kinross; or

(ii) to retain a 30% net carried interest in the Property, which would entitle the Company to receive 30% of net profits from the Property, after all development costs have first been recouped.

Athabasca Claim Group

The Company entered into an option agreement to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims, located near Nelson, British Columbia (the "Property"). The agreement allows the Company to obtain a 100% interest in and to the Property by making payments of $50,000 and issuing 200,000 common shares (50,000 issued) to the Optionor over a three-year period. Upon completion of the obligations, the Company will hold a 100% interest in the Property subject only to a 3.0% Net Smelter Return royalty from the production of gold and silver and a 1.5% Net Smelter Return royalty from the production of other metals (collectively the "NSR"). The Company has the right to purchase 67% of the NSR by the payment of $1,000,000 to the Optionor upon the commencement of commercial production; and

Manitoba Mineral Lease

The Company acquired a 30,000 hectare mineral lease in northern Manitoba.

3. Investments

	Number of Shares	Book Value 2002	Book Value 2001
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913

The quoted market value of the above securities as at March 31, 2003, was $3,010 (2002 - $602).

4. Share capital

The authorized share capital of the Company consists of 500,000,000 (2002 – 50,000,000) common shares without par value and 50,000,000 preferred shares without par value.

4. Share capital (continued)

Common shares issued and outstanding are as follows:

	Numberof Shares	Amount
Balance, December 31, 2001	31,663,206	$10,821,678
Issued for cash		
Private placement at $0.28, less issue costs	1,000,000	252,000
Warrants exercised at $0.15	1,110,000	166,500
Warrants exercised at $0.17	392,000	66,640
Stock options exercised at $0.15	70,000	10,500
Stock options exercised at $0.21	25,000	5,250
Warrants exercised at $0.28	353,238	98,906
Issued for mineral property interests		
Silver King property payment at $0.23	50,000	11,500
Kena property payment at $0.26	50,000	13,000
Starlight property payment at $0.37	20,000	7,400
Great Western property payment at $0.21	50,000	10,500
Tough Nut property payment at $0.21	50,000	10,500
Daylight property payment at $0.21	43,750	9,188
Cariboo, Princess and Cleopatra property payment at $0.23	25,000	5,750
Flow through shares income tax draw-down	--	628,665
Balance, December 31, 2002	34,902,194	$12,117,977
Issued for cash		
Stock options exercised at $0.15	15,000	2,250
Private placement at $0.20, less issue costs	2,500,000	428,650
Issued for non-cash items		
Athabasca property payment at $0.21	50,000	10,500
Corporate finance fee at $0.21	50,000	10,500
Balance, March 31, 2003	37,517,194	12,569,877

(a) Stock options

The Company does not have a stock option plan for its directors and employees to acquire common shares of the Company but the TSX Venture Exchange allows for the issue of stock options up to 10% of the outstanding common shares. At March 31, 2003, the Company could issue up to 3,756,719 (2002 – 3,286,571) stock options. At March 31, 2003, there were 2,891,000 (2002 – 2,313,500) stock options outstanding at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for periods up to five years.

SULTAN MINERALS INC.

Notes to Financial Statements
Three months ended March 31, 2003 and 2002
(unaudited – prepared by management)

4. Share capital (continued)

(b) Share purchase warrants

At March 31, 2003, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
615,000	0.25	May 2, 2003
300,000	0.30	October 9, 2003
1,999,999	0.30	August 13, 2003
500,000	0.32	January 18, 2004
150,000	0.28	January 18, 2004
1,625,000	0.25	September 30, 2004
5,189,999		

5. Related party transactions and balances

Services rendered:		2003		2002
LMC Management Services Ltd.	$	72,374	$	63,801
Lang Mining Corporation	$	7,500	$	--
Legal fees	$	--	$	--

Balances receivable from (payable to):				
LMC Management Services Ltd.	$	14,323	$	8,796
Lang Mining Corporation	$	(1,511)	$	(1,954)
Emgold Mining Corporation	$	--	$	3,905
ValGold Resources Ltd.	$	(2,140)	$	(2,180)
Cream Minerals Ltd.	$	--	$	88

SULTAN MINERALS INC.

SCHEDULES OF MINERAL PROPERTY INTERESTS
(Unaudited - prepared by management)

	March 31, 2003	December 31, 2002
Jersey and Emerald Properties, British Columbia		
Acquisition costs		
Balance, beginning of period	$ 662,946	$ 662,120
Incurred during the period	-	826
Balance, end of period	662,946	662,946
Exploration and development costs		
Assays and analysis	-	106
Geological	179	4,873
Site activities	-	25,050
Incurred during the period	179	30,029
Balance, beginning of period	1,248,763	1,218,734
Balance, end of period	1,248,942	1,248,763
	1,911,888	1,911,709
Kena Property, British Columbia		
Acquisition costs		
Balance, beginning of period	294,791	151,517
Incurred during the period	15,668	161,597
Balance, end of period	310,459	313,114
Exploration and development costs		
Assays and analysis	-	92,071
Drilling	-	278,050
Geological	279	405,199
Site activities	140	21,733
Travel and accommodation	-	37,834
Incurred during the period	419	834,887
Balance, beginning of period	1,974,956	1,140,069
Balance, end of period	1,975,375	1,974,956
Write down of mineral property	-	(18,324)
	2,285,834	2,269,746
Manitoba property		
Exploration and development costs		
Incurred during the period	58	523
Balance, beginning of period	523	-
Balance, end of period	581	523
Total mineral property interests	$ 4,198,303	$ 4,181,978

SULTAN MINERALS INC.
ANNUAL AND QUARTERLY REPORT
March 31, 2003

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in the unaudited financial statements.

2. Related party transactions

See note 5 to the unaudited financial statements for the three months ended March 31, 2003.

3. (a) Securities issued during the three months ended March 31, 2003

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid
January 7, 2003	Common	Options	15,000	0.15	2,250	Cash	Nil
March 12, 2003	Common	Property payment	50,000	0.21	10,500	Property payment	Nil
March 31, 2003	Common	Private placement	2,500,000	0.20	500,000	Cash	$45,000
March 31, 2003	Common	Private placement	50,000	0.21	10,500	Finance fee	Nil

(b) Options granted during the three months ended March 31, 2003

Nil

4. (a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at March 31, 2003

37,517,194 common shares are issued and outstanding. See note 4 to the unaudited financial statements for the three months ended March 31, 2003, attached in Schedule A.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
50,000	0.21	August 25, 2004
675,000	0.15	April 14, 2005
640,000	0.21	August 31, 2006
751,000	0.40	October 19, 2006
775,000	0.32	May 16, 2007
2,891,000		

(ii) Warrants Outstanding

See note 4 to the unaudited financial statements for the three months ended March 31, 2003, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President and Director
Shannon Ross, Secretary and CFO

SULTAN MINERALS INC.

THE KENA GOLD PROPERTY, BC:

In 2002 exploration of the Kena Property centered on the Gold Mountain Zone where porphyry related gold mineralization was identified by diamond drilling in 2001. Field programs involved testing the Gold Mountain Zone and surrounding areas of the property in search of high-quality and long-life ore bodies. The mineralized zones were traced out with geology, geophysics and geochemistry, and tested with 83 diamond drill holes. During the three months ended March 31, 2003, ("fiscal 2003"), compilation of reports for the 2002 drilling program was completed and sent to Kinross for analysis. Planned programs for 2003 are still to be determined.

Geophysical and geological surveys show an 18 kilometre long, gold bearing, alteration corridor that trends northwest along the length of the property. Within this important alteration corridor, geochemistry shows several centres of strong gold soil anomalies enclosed by an extensive zone of gold enrichment that is more than 8 kilometres long and more than 1 kilometre wide. The Gold Mountain Zone is located over the northern end of this alteration corridor.

Diamond drilling on the Gold Mountain Zone successfully identified four important styles of mineralization which hold potential for both large open-pit gold deposits as well as very high-grade, underground mining targets. Of particular interest were high-grade assays obtained from three diamond drill holes that intersected the centre of the northwest trending geophysical and geochemical corridor located 350 metres west of the Gold Mountain Zone discovery area. With gold intersections ranging from 11.82 grams/tonne to 34.44 grams/tonne along a 2.0 kilometre long section of the structural corridor, these three holes suggest that a previously unrecognized high-grade feeder zone may be present.

As a result of the important geological knowledge gained from the 2002 work program, several additional contiguous prospective properties were acquired along the important structural corridor. With these acquisitions, Sultan's land holdings now total 80 square kilometres covering a strike length of almost 20 kilometres.

OBJECTIVES FOR 2003

Kena Property 2003 Exploration Program

A two-phase exploration program is recommended for the Kena Property in 2003. Phase I will include detailed geological mapping and ground magnetometer surveying, followed by trenching in the South Gold and Starlight Zones and diamond drilling in the Gold Mountain, South Gold and Great Western Zones. Preliminary work has also been recommended for three additional gold targets, the Tough Nut, Euphrates and Athabasca Zones. This initial exploration program is budgeted at $1.12 million. Phase II will consist of a large program of definition and pattern drilling, and is contingent upon the results of Phase I.

Emerald Tungsten Mine – British Columbia

Sultan's Emerald Tungsten Property, located near the community of Salmo in southeastern British Columbia, hosts the historic Emerald, Feeney and Dodger Tungsten Mines. This historic property was the largest tungsten producer in British Columbia and the second largest in Canada. The mine closed in 1973 due to low tungsten prices combined with new royalty laws that made the mine less profitable. A recent review of the property indicated potential for considerable additional reserves. In completing this review in 2002, Sultan entered more than 4,000 historic drill hole logs into a digital database. Regrettably, due to low tungsten prices, the Company has no immediate plans for this property.

Jersey Property – British Columbia

Sultan continues to hold its interest in the Jersey Property in southeastern British Columbia. This property hosts the former Jersey Mine, which produced 8,500,000 tons of lead-zinc-silver ore and was operated by Canadian Exploration Ltd. (now Placer Dome) until 1973.

Previous work by Sultan has identified a 10 metre wide by 1,900 metre long gold bearing horizon situated adjacent to the historic mine workings. This zone, termed the Bismuth Gold Zone, was drilled by Sultan from 1994-97 and showed an average grade of 2.5 g/t gold. Also, a large zinc soil anomaly, situated 3.0 kilometres south of the former mine, has been identified and exhibits many characteristics of a classic Sedex style target. This property is presently on hold due to historic low lead and zinc prices.

Manitoba Nickel Property - Manitoba

In its persistent search for new and significant opportunities, Sultan acquired a 30,000-hectare mineral lease in northern Manitoba in February 2003. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments. Beneath the surficial cover, the geology is believed to consist of rocks belonging to the extension of the prolific Thompson Nickel Belt and the Raglan Nickel Belt. The property lies along strike from a large, nearby nickel prospect currently being explored by Falconbridge Ltd. in a joint venture with Donner Minerals Ltd. The Falconbridge-Donner partnership has announced a proposed $1,000,000 two phase exploration program for their nearby property.

Sultan is currently seeking a joint venture partner to assist in flying an airborne geophysical survey that would define targets for eventual diamond drill testing.

Schedule C: Management Discussion and Analysis of Financial Condition For The Three Months Ended March 31, 2003 and 2002

Overview

Sultan's principal business is the exploration and development of mineral properties. Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Projects are advanced to varying degrees by prospecting, mapping, geophysics and drilling until a decision is made, either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Operating Results

For the three months ended March 31, 2003 ("fiscal 2003"), Sultan incurred a loss of $74,343 ($0.00 per common share), compared to $74,420 ($0.00 per common share) in the three months ended March 31, 2002 ("fiscal 2002"). Sultan has working capital of $733,712 as at March 31, 2003.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses.

Expenses

General and administrative expenses totalled $80,998 in fiscal 2003 as compared to $76,723 in fiscal 2002. Management fees of $7,500 were paid to Lang Mining Corporation ("Lang Mining") in fiscal 2003, a private company owned by the Chairman and a director of the Company. No management fees were paid in fiscal 2002. Commencing August 1, 2001, office, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by Sultan and other public companies on a full cost recovery basis to the various public entities currently sharing office space with Sultan.

Legal, accounting and audit expenses increased from $3,269 in fiscal 2002 to $3,337 in fiscal 2003. Office and administration costs have increased from $4,955 in fiscal 2002 to $5,554 in fiscal 2003. Salaries and benefits have increased from $32,114 in fiscal 2002 to $40,169 in fiscal 2003. Shareholder communications costs have decreased from $32,889 in fiscal 2002 to $21,985 in fiscal 2003. In fiscal 2002, Sultan hired a media relations consultant to assist with the increased media attention related to the

exploration on the Kena Property located near Ymir, British Columbia. The media relations costs total $Nil in fiscal 2003 compared to $14,850 in fiscal 2002. In fiscal 2003 The Company hired Windward Communications to provide investor relations services and $8,687 was expended on this, with no comparative expenditure in fiscal 2002. These expenditures are included in shareholder communications. Transfer agent and filing fees of $4,563 in fiscal 2002 are also included in shareholder communications costs, compared with $5,250 in fiscal 2003. The Company expects expenses for fiscal 2003 to remain at the same level as fiscal 2002, unless overall exploration activity carried out by the Company in fiscal 2003 changes significantly from fiscal 2002.

Sultan has recovered overhead of $4,639 from Kinross in fiscal 2003 for acting as the operator for the 2002-2003 work program. There was no comparable recovery in the same period in fiscal 2002, because the Kinross agreement was signed in September 2002.

Financing Activities and Capital Expenditures

In September 2002 Sultan entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross undertook to fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These are the first-stage expenditures under the Agreement, whereby Kinross may earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, would give Kinross a 60% interest in the property. Expenditures must total $4 million by September 4, 2005, with an additional $6 million thereafter.

Sultan will act as project operator and manager and will receive a fee not to exceed 10% of the direct costs incurred over the period to September 4, 2003. Kinross may then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross elect to continue to incur expenditures after the first year of the Agreement, Kinross shall also make annual cash payments to Sultan in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

After Kinross has earned its 60% interest in the Property, Sultan may elect to either:

(a) participate as to 40% in a joint venture with Kinross; or
(b) retain a 30% net carried interest in the Kena Property, which would entitle Sultan to receive 30% of net profits from the Kena Property, after all development costs have first been recouped.

During the three months ended March 31, 2003, Kinross expended $46,387 in exploration costs and Sultan received $4,639 for project operator overhead recovery. Sultan did not expend significant amounts on any of its mineral properties in the three months ended March 31, 2003, nor were significant expenditures incurred in the three months ended March 31, 2002. The Company's most active property in fiscal 2002 is currently under option to Kinross. Property payments and share issuances on the properties that form the Kena Property remain the responsibility of Sultan and are not included in the expenditures paid by Kinross. During the three months ended March 31, 2003, Sultan incurred $15,668 in acquisition costs on the Kena property which includes 50,000 common shares issued at $0.21, or $10,500, and $5,000 paid to the optionor of the Athabasca property which was acquired in fiscal 2003.

During the three months ended March 31, 2003, 15,000 stock options were exercised at $0.15 to provide $2,250 to the Company.

During the three months ended March 31, 2003, Sultan completed a brokered private placement of 2,500,000 units at a price of $0.20 per unit, for net proceeds of $428,650. Each unit is comprised of one common share and a one-half of a non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of the Company until September 30, 2004, at an exercise price of $0.25. In consideration for arranging the private placement, the agent received a $45,000 commission, a $5,000 administration fee and a corporate finance fee of 50,000 common shares, at a value of $10,500. The agent also received non-transferable Agent's Warrants exercisable to purchase up to 375,000 common shares at an exercise price of $0.25 until September 30, 2004.

In February 2003, Sultan acquired a 30,000-hectare mineral lease in northern Manitoba. In March 2003, Sultan also entered into an option agreement to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims, located near Nelson, British Columbia. The agreement allows Sultan to obtain a 100% interest in the property by making payments of $50,000 ($5,000 paid) and issuing 200,000 common shares (50,000 issued) to the Optionor over a three-year period. Upon completion of the obligations, Sultan will hold a 100% interest in and to the property subject only to a 3.0% NSR from the production of gold and silver and a 1.5% NSR from the production of other metals. Sultan has the right to purchase 67% of the NSR by the payment of $1,000,000 to the Optionor upon the commencement of commercial production.

Risks and Uncertainties

All of Sultan's current exploration projects are located in Canada where the currency is relatively stable. None of Sultan's exploration projects have any identifiable ore reserves and all are currently in the early exploration stage.

Sultan has no source of revenue other than minor interest income from excess cash balances on hand. A mining project can typically require five years or more between discovery, definition, development and construction. As a result, no production revenue is expected from any of Sultan's exploration properties within that time frame.

All of Sultan's short to medium-term operating and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors, the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from receiving additional external financing if required, it will need to review its property holdings and prioritize project exploration with cash availability.

Outlook

For the remainder of fiscal 2003, Sultan will continue to focus its exploration activity on the Kena Property near Ymir, British Columbia and will review the status of its Jersey and Emerald properties.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members of **SULTAN MINERALS INC.** (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on June 19, 2003, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2002.
2. To fix the number of directors at four.
3. To elect directors for the ensuing year.
4. To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.
5. To consider and if thought advisable, approve an ordinary resolution to authorize the Directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements, such number of securities that exceeds 25% of the total number outstanding as at May 14, 2003, all as more fully set forth in the Information Circular accompanying this Notice.
6. To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Shareholders to authorize the Directors to amend the exercise price of stock options previously granted or to be granted to insiders, directors, senior officers, employees or consultants upon such terms as may be acceptable to the TSX Venture Exchange.
7. To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Shareholders to approve and adopt the Stock Option Plan for the Company as set out in the Information Circular.
8. To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Shareholders to set the maximum number of shares issuable under the Company's Stock Option Plan at 7,513,438.
9. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a copy of the audited consolidated financial statements of the Company for the year ended December 31, 2002, and the auditors' report thereon, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 20th day of May, 2003

BY ORDER OF THE BOARD



Arthur G. Troup, President

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at April 30, 2003, except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of SULTAN MINERALS INC. (the "Company") for use at the annual general meeting of the Company to be held on June 19, 2003 (the "Meeting"), and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common Shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada in by mail in the enclosed self-addressed envelopes or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Annual General Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Presently, the Company is authorized to issue 550,000,000 Shares divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares, of which 37,567,194 Common Shares are issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on May 14, 2003, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang (1)	5,679,383 (2)	15.12%

(1) Frank A. Lang is the Chairman and a Director of the Company.

(2) Of these common shares, 2,355,217 are held indirectly in the name of Dauntless Developments Ltd., 600,961 are held indirectly in the name of Mark Management Ltd. and 326,838 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at four.

The Company is required to have an Audit Committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
Frank A. Lang, P.Eng. West Vancouver, BC Chairman and Director	Honorary Chairman of Aurizon Mines Ltd., Chairman of Emgold Mining Corporation and ValGold Resources Ltd., President of Cream Minerals Ltd.	Since June 15, 1989	5,679,383 (3)
Arthur G. Troup(1), M.Sc., P.Eng. West Vancouver, BC President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company, Vice-President, Exploration of Emgold Mining Corporation, ValGold Resources Ltd., and Cream Minerals Ltd.	Since June 15, 1989	548,636 (4)
Benjamin Ainsworth(1), P.Eng. Vancouver, BC Director	President of Metamin Enterprises Inc.	Since June 15, 1989	29,750
Sargent H. Berner(1) Vancouver, BC Director	Partner of DuMoulin Black, Barristers & Solicitors	Since June 27, 1996	204,651 (5)

(1) Member of the Audit Committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2003, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3) Of these common shares, 2,355,217 are held indirectly in the name of Dauntless Developments Ltd., 600,961 are held indirectly in the name of Mark Management Ltd. and 326,838 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(4) Of these shares, 247,036 are held indirectly in the name of Istana Developments Ltd., a private company controlled by Arthur G. Troup.

(5) Of these shares, 1,318 are held indirectly in the director's RRSP account.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2002, and the other four most highly compensated executive officers of the Company as at December 31, 2002, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary[1] - ($)	Bonus - ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Arthur G. Troup President and Chief Executive Officer	2002 2001 2000	53,141 30,876 3,972	Nil Nil Nil	Nil Nil Nil	[2]138,000 205,000 110,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. Troup's salary was paid by Lang Mining Corporation ("Lang Mining"), a private company owned by Mr. Frank A. Lang, Chairman of the Company, until July 31, 2002, when the management agreement between Lang Mining and the Company expired and was not renewed. Effective August 1, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company reimbursed LMC $53,141 of Mr. Troup's salary expense reported in the table.

(2) See "Option Grants During the Most Recently Completed Financial Year" below.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

Named Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Arthur G. Troup	138,000	17.8%	0.32	0.32	16-May-02	16-May-07

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Arthur G. Troup	Nil	Nil	453,000/Nil	20,700 / Nil

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does not have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. However, the Company did grant stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)[1]	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)[2]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Benjamin Ainsworth Director	78,000	10.1	0.32	0.32	16-May-02	16-May-07
Sargent H. Berner Director	78,000	10.1	0.32	0.32	16-May-02	16-May-07
Frank A. Lang Chairman & Director	138,000	17.8	0.32	0.32	16-May-02	16-May-07

Notes:

(1) The options generally become exercisable on the date of grant, subject to applicable regulatory and shareholder approval.

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

(3) These options vested as to 100% upon TSX Venture Exchange approval.

Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as follows:

Services Agreement

Effective August 1, 2001, the Company entered into a Shareholder and Operating Agreement (the "Services Agreement") to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.

As at December 31, 2002, the Company had a receivable from LMC of $70,806 for performing administrative, geological and management functions on behalf of the Company, which is approximately three months of working capital, as required by the Services Agreement. During the most recently completed financial year, the sum of $268,662 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

See "Interest of Insiders in Material Transactions - Services Agreement" above for further information.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

General Authority to Conclude Placements or Transactions

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued. The Company uses the prevailing trading price of its common shares as quoted on the TSX Venture Exchange (the "Exchange") as a benchmark for valuing its shares. Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation. Under certain policies of the Exchange, issuances of shares by way of private

placement in a number in excess of 25% of a listed company's then outstanding shares may require prior shareholders' approval. In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior to the shareholders' meeting to be held in 2004, management proposes to request advance approval at this time from the shareholders. The limitations on the approval sought are that any transaction effected by the Company to issue shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange. The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

> "Resolved as an ordinary resolution, that the Directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% of the total number outstanding as at May 14, 2003 (the "Record Date"), during the next 12 month period."

The Directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the Exchange may not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the 25% figure, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

Existing Stock Options

The Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current TSX Venture Exchange policies, shareholder approval is not required for the grant of stock options if granted in accordance with the policy. However, TSX Venture Exchange policy requires that any amendments to stock options previously granted be approved by a majority of the members at the Meeting excluding insiders and their associates (the "Disinterested Shareholders"). Therefore, the Disinterested Shareholders of the Company will be asked to authorize the Directors in their discretion to amend stock options granted to insiders, Directors, senior officers, employees or consultants, subject to all necessary regulatory approvals.

Accordingly, the Disinterested Shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form below:

> "Resolved as an ordinary resolution of the Disinterested Shareholders of the Company that Directors in their discretion be authorized to amend stock options previously granted to insiders, Directors, senior officers, employees or consultants, subject to all necessary regulatory approvals."

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

Stock Option Plan

The current policies of the TSX Venture Exchange require all listed companies to establish an incentive stock option plan ("SOP") and to have the SOP presented to shareholders for approval. A copy of the SOP intended for use by the Company is enclosed with this Information Circular. Management of the Company

consider it desirable and in the best interests of the Company to establish the SOP in the form enclosed. The SOP will be necessary for granting future stock options to Directors, employees and consultants.

In addition, shareholders will be requested to approve a resolution that provides that unless otherwise approved by shareholders, the maximum number of shares issuable pursuant to the SOP may not exceed 7,513,438, representing 20% of the issued and outstanding capital of the Company as at April 30, 2003, of which 2,891,000 have been previously granted and remain outstanding.

The TSX Venture Exchange Policies provide that if an SOP, together with any other share compensation arrangements, could result, at any time, in:

i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued shares;

ii) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the issued shares; or

iii) the reduction of the exercise price of options granted to insiders;

then the SOP must be approved by a majority of the votes cast by disinterested shareholders at the shareholder's meeting, that is, votes cast at a meeting other than votes attached to securities beneficially owned by insiders of the Company to whom shares may be issued under the SOP and any associates of such insider. In order to provide management with the flexibility to grant incentive stock options without any restrictions with respect to issuances to insiders or their associates (other than as prescribed by the TSX Venture Exchange), the approval of disinterested shareholders is requested.

Accordingly, the disinterested shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form below:

> "Resolved as an ordinary resolutions of the Disinterested Shareholders of the Company that the form of Stock option Plan of the Company, as submitted to the meeting of shareholders this 19th day of June, 2003, be and it is hereby approved that the board of Directors of the company be authorized to establish and administer the Stock Option Plan in accordance with its terms and conditions."

Disinterested Shareholders will also be asked to pass a resolution establishing the maximum number of shares which may be granted pursuant to the SOP. The following resolution will be proposed:

> "Resolved as an ordinary resolution of Disinterested Shareholders of the Company that until otherwise approved by shareholders, the maximum number of shares issuable under the Stock Option Plan of the Company is determined to be 7,513,438."

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 20th day of May, 2003

BY ORDER OF THE BOARD



Arthur G. Troup,
President & CEO

SULTAN MINERALS INC.

STOCK OPTION PLAN

1. PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively "Eligible Persons"), to be known as the "2003 Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the board of directors of the Company, to buy shares of the Company at a price not less than the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board.

2. DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1 "**Associate**" means an "Associate" as defined in the Exchange Policies.

2.2 "**Board**" means the Board of Directors of the Company.

2.3 "**Change of Control**" means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

2.4 "**Company**" means Sultan Minerals Inc. and its successors.

2.5 "**Consultant**" means a "Consultant" as defined in the TSX Policies.

2.6 "**Consultant Company**" means a "Consultant Company" as defined in the TSX Policies.

2.7 "**Disability**" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a) being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b) acting as a director or officer of the Company or its subsidiaries.

2.8 "**Discounted Market Price**" of Shares means, if the Shares are listed only on the TSX Venture Exchange, the Market Price less the maximum discount permitted under the TSX Policy applicable to Options;

2.9 "**Distribution**" means a "Distribution" as defined in the TSX Policies.

2.10 "**Eligible Persons**" has the meaning given to that term in paragraph 1 hereof.

2.11 "**Employee**" means an "Employee" as defined in the TSX Policies.

2.12 "**Exchanges**" means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed.

2.13 "**Expiry Date**" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.14 "**Grant Date**" means the date specified in an Option Agreement as the date on which an Option is granted.

2.15 "**Insider**" means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company.

2.16 "**Investor Relations Activities**" means "Investor Relations Activities" as defined in the TSX Policies.

2.17 "**Joint Actor**" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act.

2.18 "**Management Company Employee**" means a "Management Company Employee" as defined in the TSX Policies.

2.19 "**Market Price**" of Shares at any Grant Date means the last closing price per Share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.20 "**Option**" means an option to purchase Shares granted pursuant to this Plan.

2.21 "**Option** Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option.

2.22 "**Optionee**" means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

2.23 "**Option Price**" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.24 "**Option Shares**" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.25 "**Plan" means** this 2003 Stock Option Plan.

2.26 "**Shares**" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.27 "**Securities Act**" means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

2.28 "**TSX Policies**" means the policies included in the TSX Venture Exchange Corporate Finance Manual and "TSX Policy" means any one of them.

2.29 "**Unissued Option Shares**" means the number of Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.30 "**Vested**" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3. GRANT OF OPTIONS

3.1 Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons. The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2 Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 7,513,438 Shares or such additional amount as may be approved from time to time by the shareholders of the Company. The number of Shares reserved for issuance under the Plan and all of the Company's other previously established or proposed share compensation arrangements:

(a) in aggregate shall not exceed 20% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(b) to any one Optionee within a 12 month period shall not exceed 5% of the total number of issued and outstanding shares on the Grant Date on a non-diluted basis.

The number of Shares which may be issuable under the Plan and all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a) to any one Optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis;

(b) to Insiders as a group shall not exceed 20% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis;

(c) to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(d) to all Eligible Persons who undertake Investor Relations Activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis.

3.3 Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Stock Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4. EXERCISE OF OPTION

4.1 When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2 Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3 Vesting of Option Shares

The Directors, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 25% of the Option upon TSX Venture Exchange approval and 25% every six months thereafter which is the vesting period hereby adopted by the directors of the Company.

4.4 Termination of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a) Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i) 365 days after the date of death or Disability; and

(ii) the Expiry Date;

(b) Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c) Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person.

For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become vested or exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5 Effect of a Take-Over Bid

If a *bona fide* offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a) the Offer is not completed within the time specified therein; or

(b) all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 4.3 shall be reinstated. If any Option Shares are returned to the Company

under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6 Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer. The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days and not more than 35 days notice is required.

4.7 Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee.

4.8 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9 Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5. ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1 Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a) the Option Price will be adjusted to a price per Share which is the product of:

(i) the Option Price in effect immediately before that effective date or record date; and

(ii) a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b) the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2 Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a) shares of the Company, other than the Shares;

(b) evidences of indebtedness;

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d) rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3 Corporate Organization

Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b) a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would

have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4 Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5 Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6. MISCELLANEOUS

6.1 Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2 Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. Disinterested shareholder approval (as required by the Exchanges) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3 Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4 Income Taxes

As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5 Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.6 Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8 Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9 No Assignment

No Optionee may assign any of his or her rights under the Plan or any option granted thereunder.

6.10 Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11 Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12 Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the province of British Columbia.

6.13 Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14 Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Approved by the Board of Directors on May 16, 2003.

SCHEDULE "A"

SULTAN MINERALS INC.

STOCK OPTION PLAN

OPTION AGREEMENT

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this agreement and any securities issued upon exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ●, 200 ● four months and one day after the date of grant.

This Option Agreement is entered into between Sultan Minerals Inc. ("the Company") and the Optionee named below pursuant to the Company Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1. on ●, 200● (the "Grant Date");
2. ● (the "Optionee");
3. was granted the option (the "Option") to purchase ● Common Shares (the "Option Shares") of the Company;
4. for the price (the "Option Price") of $● per share;
5. which shall be exercisable ("Vested") as to ●;
6. terminating on the ●, 200● (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ● day of ●, 200●.

SULTAN MINERALS INC.

Per:______________________________
Authorized Signatory

____
OPTIONEE

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF SULTAN MINERALS INC. (the "Company")

TO BE HELD IN THE STRATHCONA ROOM, FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON THURSDAY, JUNE 19, 2003, AT 2:00 P.M.

(the "Meeting")

The undersigned Member of the Company hereby appoints, Arthur G. Troup, President of the Company, or failing this person, Shannon M. Ross, Secretary and CFO of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual and General Meeting and Information Circular)

No.	Resolution	For	Against
1.	To determine the number of Directors at four.		
		For	**Withhold**
2.	To elect as Director, Frank A. Lang.		
3.	To elect as Director, Sargent H. Berner.		
4.	To elect as Director, Benjamin Ainsworth.		
5.	To elect as Director, Arthur G. Troup.		
6.	To appoint Morgan & Company, Chartered Accountants, as Auditors of the Company at a remuneration to be fixed by the board of directors.		
		For	**Against**
7.	To pass an ordinary resolution, that the Directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% of the total number outstanding as at May 14, 2003 (the "Record Date"), during the next 12 month period.		
8.	To pass an ordinary resolution of the Disinterested Shareholders of the Company that Directors in their discretion be authorized to amend stock options previously granted to insiders, Directors, senior officers, employees or consultants, subject to all necessary regulatory approvals.		
9.	To pass an ordinary resolutions of the Disinterested Shareholders of the Company that the form of Stock option Plan of the Company, as submitted to the meeting of shareholders this 19th day of June, 2003, be and it is hereby approved that the board of Directors of the company be authorized to establish and administer the Stock Option Plan in accordance with its terms and conditions.		
9.	To pass an ordinary resolution of Disinterested Shareholders of the Company that until otherwise approved by shareholders, the maximum number of shares issuable under the Stock Option Plan of the Company is determined to be 7,513,438.		
10.	To transact such other business as may properly come before the Meeting.		

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Member, it shall be deemed to be dated seven (7) calendar days after it was mailed to the Member by Computershare Trust Company of Canada.**

3. *(i)* ***If a registered Member wishes to attend the Meeting to vote on the resolutions in person****, register your attendance with the Company's scrutineers at the Meeting.*

   (ii) ***If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person***, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions,*** **the Member can** ***appoint another person*****, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.**

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.**

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. **This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.**

7. If a registered Member has returned the proxy form, **the Member may still attend the Meeting and vote in person should the Member later decide to do so.** To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

This proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775 or (416) 263-9524, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

ANNUAL RETURN CARD
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

NOTICE TO SHAREHOLDERS OF SULTAN MINERALS INC.

In accordance with National Instrument No. 54-102, registered and non-registered (beneficial) shareholders may request annually to have their names added to a company's supplemental mailing list in order to receive interim financial statements of the company. If you wish to receive such statements, please complete and return this form to:

Sultan Minerals Inc.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

TO: SULTAN MINERALS INC.

The undersigned certifies that he/she is a registered/non-registered owner of securities (other than debt instruments) of the Sultan Minerals Inc. ("Sultan") and requests that he/she be placed on the Sultan's Supplemental Mailing List in order to receive Sultan's interim financial statements.

____

Name of Registered/Non-Registered Shareholder - Please Print

____

Address/City/Province/Postal Code

Signature	Date
Fax	E-mail Address

By providing an E-mail address or fax number, you will be deemed to be consenting to the electronic delivery to you at such E-mail address or fax number of Sultan's interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.